FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Signs Global Alliance Agreement with MicroStrategy: iBOLT and uniPaaS Customers Are Rewarded with an Integrated Business Intelligence Solution to Improve Corporate Decision Making and ROI

Press Release

Magic Software Signs Global Alliance Agreement with MicroStrategy: iBOLT and uniPaaS Customers Are Rewarded with an Integrated Business Intelligence Solution to Improve Corporate Decision Making and ROI

Superior BI Solution Combined with Winning Business Integration and Application Platforms Will Serve Magic Software’s Thousands of Direct Customers and 2500 Business Partners Around the Globe

Or-Yehuda, Israel, January 19, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, today announced that it has signed a global alliance agreement to resell software from MicroStrategy® Incorporated (NASDAQ: MSTR), a leading worldwide provider of business intelligence (BI) software, enabling the delivery of an integrated BI solution that will allow business users to turn raw data from various sources in the enterprise into valuable, actionable information for improved decision making.

Magic Software selected MicroStrategy for its high-performance BI platform, powerful analytics, customization capabilities, flexible pricing options, including a SaaS pricing model, and mobile intelligence capabilities. Available as an add-on, MicroStrategy 9 will be offered to all Magic Software customers, including those using the iBOLT Business and Process Integration Suite, which quickly and cost-effectively integrates enterprise software applications, and the uniPaas Application Platform, which simplifies the process of building and deploying business applications.

Thousands of companies use MicroStrategy’s business intelligence software to report on and analyze their data to make more informed business decisions. MicroStrategy’s software delivers actionable information to users via the Web and mobile devices, including the iPhone, iPad, and BlackBerry. MicroStrategy was positioned in the ‘Leaders’ Quadrant of the “Gartner 2010 Magic Quadrant for Business Intelligence Platforms Report.” According to The BI Survey, the largest independent survey of the BI market, MicroStrategy customers analyze the largest data volumes as compared to all other BI products. The latest release of MicroStrategy 9 offers enhancements that accelerate performance and enhance ease of use, resulting in a low total cost of ownership.

“By joining forces with MicroStrategy, we’ve raised the bar on integrated BI solutions,” said Guy Bernstein, CEO of Magic Software. “We are convinced that our new BI offering will benefit our customers and partners across the board, really changing the way they do business. It’s all about improving performance and increasing ROI – and our integrated BI solution lets customers maximize the value of their investment in Magic solutions.”

Commented Sanju Bansal, MicroStrategy’s Chief Operating Officer, “We are delighted to forge this new relationship with Magic Software.  MicroStrategy’s business intelligence platform provides integrated reporting and analytics, allowing software companies and technology providers to easily add reporting, dashboarding, analytical and alerting applications to their existing product offerings with minimal development costs and resources.”

About MicroStrategy
Founded in 1989, MicroStrategy is a global leader in business intelligence (BI) technology. MicroStrategy provides integrated reporting, analysis, and monitoring software that helps leading organizations worldwide make better business decisions every day. Companies choose MicroStrategy for its ease-of-use, sophisticated analytics, and superior data and user scalability. MicroStrategy offers free reporting software that can be downloaded from its Website, http://www.microstrategy.com/freereportingsoftware. More information about MicroStrategy (Nasdaq: MSTR) is available at www.microstrategy.com.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions and business and process integration solutions. Magic Software has 14 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information, visit www.magicsoftware.com.

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Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. SAP, SAP NetWeaver and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Microsoft SharePoint® and Microsoft Dynamics CRM are registered trademarks of Microsoft Corporation. Oracle, JD Edwards, JD Edwards World and JD Edwards EnterpriseOne are trademarks or registered trademarks of Oracle and/or its affiliates. All other trademarks are the trademarks of their respective owners.

MicroStrategy, MicroStrategy Business Intelligence Platform are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

Press contacts:

Magic Software USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	Magic Software WW Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com
MicroStrategy Inc. Wende Cover Tel:+1-703-770-1646 Email: wcover@microstrategy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Signs Global Alliance Agreement with MicroStrategy: iBOLT and uniPaaS Customers Are Rewarded with an Integrated Business Intelligence Solution to Improve Corporate Decision Making and ROI

Exhibit 10.1